Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Select Maturities Municipal Fund
811-07056

The annual meeting of shareholders was held in the offices of Nuveen Investments on July 25, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to August 31, 2011 at which the policy changes were approved by an affirmative vote of the shareholders.

We hereby incorporate by reference the voting results as contained in the SEC filing on December 8, 2011, under
Conformed Submission Type N-CSRS, accession number 0000891804-11- 005467.